CONSOLIDATED AMENDED AND RESTATED TRUST INDENTURE*

Between:

LUC CHARTRAND

- and -

ENTERRA ENERGY CORP.

- and -

OLYMPIA TRUST COMPANY

* NOT AN OFFICIAL VERSION - This consolidated version of the Amended and Restated Trust Indenture contains the amendments approved by unitholders on May 18, 2006 and June 14, 2007.  Please refer to “Amendment No. 1 to the Amended and Restated Trust Indenture” and “Amendment No. 2  to the Amended and Restated Trust Indenture” filed concurrently with the respective consolidations for the specific amendments approved.  For the original version of the Amended and Restated Trust Indenture that was signed by all the parties to the Amended and Restated Trust Indenture, please refer to the Sedar filing dated March 31, 2005 and the Edgar filing dated November 28, 2003.

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1

Definitions

2

1.2

Meaning of "Outstanding"

7

1.3

Income Tax Act

7

1.4

Headings

7

1.5

Construction of Terms

7

1.6

References to Acts Performed by the Trust

8

ARTICLE 2 DECLARATION OF TRUST

8

2.1

Settled Amount

8

2.2

Declaration of Trust

8

2.3

Name

8

2.4

Nature of the Trust

8

2.5

Legal Entitlements and Restrictions on Unitholders

8

2.6

Liability of Unitholders

9

2.7

Contracts of the Trust

10

2.8

Head Office of Trust

10

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS

10

3.1

Nature and Ranking of Trust Units

10

3.2

Special Voting Rights

10

3.3

Authorized Number of Trust Units and Special Voting Rights

11

3.4

No Fractional Trust Units

11

3.5

Re-Purchase of Initial Trust Unit by Trust

11

3.6

Issue of Special Voting Rights and Trust Units

11

3.7

Rights of Holders of Special Voting Rights

11

3.8

No Pre-Emptive Rights

13

3.9

Trust Units Fully Paid and Non-Assessable

13

3.10

Consolidation of Trust Units

13

ARTICLE 4 HOLDING OF AND DEALING WITH TRUST FUND

14

4.1

Purpose of the Trust

14

4.2

Other Holdings

15

4.3

Restrictions

15

ARTICLE 5 DISTRIBUTIONS

15

5.1

Determination of Net Income of the Trust

15

5.2

Net Income of the Trust to Become Payable

16

5.3

Net Realized Capital Gains to Become Payable

16

5.4

Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

17

5.5

Other Amounts

17

5.6

Enforcement

17

5.7

Payment of Amounts Payable

17

5.8

Reduction in Cash Available for Distribution on Account of Tax Liabilities

- ii -

5.9

Distribution of Additional Trust Units

17

5.10

Withholding Taxes

18

5.11

Character of Distributions and Designations

18

5.12

Unit Plans

18

ARTICLE 6 REDEMPTION OF TRUST UNITS

19

6.1

Right of Redemption

19

6.2

Exercise of Redemption Right

19

6.3

Calculation of Redemption Price Based on Market Price

19

6.4

Cash Payment of Market Redemption Price

20

6.5

Limitation Regarding Cash Payment of Market Redemption Price

20

6.6

Calculation of Redemption Price in Certain Other Circumstances

21

6.7

Purchase for Cancellation

22

6.8

Cancellation of Certificates for all Redeemed Trust Units

22

6.9

Withholdings by the Trustee

22

ARTICLE 7 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

22

7.1

Trustee's Term of Office

22

7.2

Resignation of Trustee

23

7.3

Removal of Trustee

23

7.4

Appointment of Successor to Trustee

23

7.5

Failure to Appoint Successor

23

7.6

Qualifications of Trustee

24

7.7

Continuing Obligations of the Trust

24

ARTICLE 8 CONCERNING THE TRUSTEE

24

8.1

Powers of the Trustee

24

8.2

Specific Powers and Authorities

25

8.3

Restrictions on the Trustee's Powers

30

8.4

Banking

31

8.5

Standard of Care

31

8.6

Fees and Expenses

32

8.7

Limitations on Liability of Trustee

32

8.8

Indemnification of Trustee

33

8.9

Environmental Indemnity

33

8.10

Apparent Authority

34

8.11

Notice to Unitholders of Non-Eligibility for Deferred Income Plans

34

8.12

Declaration as to Beneficial Ownership

34

8.13

Payments to Unitholders

34

8.14

Conditions Precedent to Trustee's Obligations to Act

35

8.15

Survival of Indemnities

36

8.16

Trustee May Have Other Interests

36

8.17

Documents Held by Trustee

36

ARTICLE 9 DELEGATION OF POWERS

37

9.1

The Corporation

37

9.2

Power of Attorney

37

9.3

Public Disclosure Documents

- iii -

9.4

Liability of Trustee

38

9.5

Terms and Conditions Pertaining to Performance of Duties

38

ARTICLE 10 AMENDMENT

38

10.1

Amendment

38

ARTICLE 11 MEETINGS OF UNITHOLDERS

40

11.1

Annual and Special Meetings of Unitholders

40

11.2

Meetings of CT Unitholders

41

11.3

Unitholder Proposals

41

11.4

Notice of Meetings

44

11.5

Quorum

44

11.6

Voting Rights of Unitholders

45

11.7

Resolution

45

11.8

Meaning of "Special Resolution"

46

11.9

Record Date for Voting

46

11.10

Binding Effect of Resolutions

47

11.11

Solicitation of Proxies

47

11.12

No Breach

47

ARTICLE 12 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

47

12.1

Nature of Trust Units

47

12.2

Certificates

47

12.3

Certificate Fee

48

12.4

Register of Unitholders

48

12.5

Transfer of Trust Units

48

12.6

Trust Units Held Jointly or in a Fiduciary Capacity

49

12.7

Performance of Trust

50

12.8

Lost Certificates

50

12.9

Successors in Interest to Unitholders

50

12.10

Death of a Unitholder

50

12.11

Unclaimed Interest or Distribution

51

12.12

Offer for Units

51

ARTICLE 13 TERMINATION

54

13.1

Termination Date

54

13.2

Termination by Special Resolution of Unitholders

54

13.3

Procedure Upon Termination

54

13.4

Powers of the Trustee upon Termination

54

13.5

Sale of Assets

54

13.6

Distribution of Proceeds

55

13.7

Further Notice to Unitholders

55

13.8

Responsibility of Trustee after Sale and Conversion

55

13.9

Termination of Trust

55

ARTICLE 14 SUPPLEMENTAL INDENTURES

55

14.1

Provision for Supplemental Indentures

- iv -

ARTICLE 15 NOTICES TO UNITHOLDERS

15.1

Notices

56

15.2

Failure to Give Notice

56

15.3

Joint Holders

57

15.4

Service of Notice

57

ARTICLE 16 AUDITORS

57

16.1

Qualification of Auditors

57

16.2

Appointment of Auditors

57

16.3

Change of Auditors

57

16.4

Filling Vacancies

57

16.5

Reports of Auditors

58

ARTICLE 17 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

58

17.1

Records

58

17.2

Quarterly Reporting to Unitholders

58

17.3

Annual Reporting to Unitholders

58

17.4

Information Available to Unitholders

58

17.5

Income Tax:  Obligation of the Trustee

59

17.6

Income Tax:  Designations

59

17.7

Income Tax Deductions, Allowances and Credits

60

17.8

Fiscal Year

60

17.9

Certain United States Federal Income Tax Matters

60

17.10

Book Income and Book Deductions

61

17.11

Allocations of Book Income and Book Deductions

63

17.12

Allocations for United States Federal Income Tax Purposes

64

17.13

Amendments

66

17.14

Procedure and Other Tax Matters

66

ARTICLE 18 MISCELLANEOUS

67

18.1

Continued Listing

67

18.2

Successors and Assigns

67

18.3

Counterparts

68

18.4

Severability

68

18.5

Day Not a Business Day

68

18.6

Time of the Essence

68

18.7

Governing Law

68

18.8

Notices to Trustee and the Corporation

68

18.9

Reference to Agreements

ENTERRA ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

THIS TRUST INDENTURE made as of the 25th day of November, 2003

BETWEEN:

LUC CHARTRAND, An individual resident in the City of Calgary, in the Province of Alberta (hereinafter called the "Settlor") and all persons who after the date hereof become holders of Trust Units and Special Voting Rights of the Trust as herein provided

- and -

ENTERRA ENERGY CORP., a body corporate amalgamated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Corporation")

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

WHEREAS the Corporation desires to create the Trust for the purpose of, among other things, providing distributions on a periodic basis to the beneficiaries of the Trust;

AND WHEREAS on October 24, 2003, the Settlor paid to the Trustee an amount of one thousand dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

AND WHEREAS the Trustee has agreed to act as trustee of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS it is intended that the Plan of Arrangement, as described in the Information Circular, will ultimately result in the shareholders of the Corporation receiving Trust Units in exchange for their Enterra Shares;

AND WHEREAS the Corporation and the Trustee desire that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of subsections 108(2) and 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and the administration of the Trust;

AND THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with and in favour of the holders from time to time of the Trust Units and Special Voting Rights and the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Trust Indenture and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a)

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as from time to time amended or re-stated;

(b)

"AcquisitionCo" means Enterra Acquisition Corp., a corporation incorporated pursuant to the ABCA, and its successors and assigns;

(c)

"Affiliate" has the meaning set forth in the Securities Act (Alberta) as amended from time to time;

(d)

"Administration Agreement" means the Administration Agreement between the Corporation and the Trust, to be entered into on or after the date hereof pursuant to which the Corporation will provide general administrative services to the Trust, as amended, supplemented or restated from time to time;

(e)

"Appraised Redemption Price" has the meaning set forth in Section 6.6;

(f)

"Arrangement" means the arrangement under Section 193 of the ABCA, as set forth in the Plan of Arrangement;

(g)

"Associate" has the meaning set forth in the Securities Act (Alberta) as amended from time to time;

(h)

"Auditors" means Deloitte & Touche LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(i)

"Business Day" means a day which is not a Saturday, Sunday or holiday in Calgary, Alberta;

(j)

"Certificate" or "Trust Unit Certificate" means a certificate evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(k)

"Closing" means the completion of the distribution of Trust Units to the former holders of Enterra Shares and other transactions as contemplated by the Information Circular and "Date of Closing" means the date on which the Closing occurs;

(l)

"Commercial Trust" means the Enterra Energy Commercial Trust, a trust to be formed under the laws of the Province of Alberta;

(m)

"Corporation" means Enterra Energy Corp. and its successors and assigns;

(n)

"Counsel" means a law firm (which may be counsel to the Corporation) acceptable to the Trustee;

(o)

"CT Note" means the unsecured, participating, demand promissory note to be issued by the Commercial Trust to the Trust pursuant to the Arrangement;

(p)

"CT Trust Indenture" means the trust indenture to be entered into prior to the Arrangement pursuant to which the Commercial Trust will be settled;

(q)

"CT Unitholders" means the holders from time to time of one or more CT Units;

(r)

"CT Units" means units in the Commercial Trust;

(s)

"Distribution Payment Date" means the fifteenth day of the month following a Distribution Record Date or, if any such day is not a Business Day, the next following Business Day, or such other date as may be determined by the Trustee upon the recommendation of the board of directors of the Corporation;

(t)

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(u)

"Enterra Shares" means common shares in the capital of Enterra Energy Corp.;

(v)

"Effective Date" means the date the Arrangement is effective under the ABCA;

(w)

"Exchangeable Security" means a unit, share or other security, whether or not issued by the Trust, which is convertible into, exchangeable for, or carries the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s) or unit(s), share(s) or other security(ies), whether or not issued by the Trust, which are convertible into, exchangeable for, or carry the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s);

(x)

"Indemnified Parties" has the meaning set forth in Section 8.9;

(y)

"Information Circular" means the management proxy and information circular to be dated October 24, 2003 prepared by the Corporation in connection with the Meeting;

(z)

"Issue Expenses" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(aa)

"Lender" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust for the ownership and operation of its assets and affairs;

(bb)

"Market Redemption Price" has the meaning set forth in Section 6.3;

(cc)

"Material Contracts" means this Trust Indenture, the Administration Agreement and the Support Agreement;

(dd)

"Meeting" means the special meeting of shareholders of the Corporation to be held to consider the Arrangement, and any adjournments thereof;

(ee)

"Nasdaq" means The Nasdaq Stock Market, Inc.;

(ff)

"Net Income of the Trust" has the meaning set forth in Section 5.1;

(gg)

"Net Realized Capital Gains" has the meaning set forth in Section 5.3;

(hh)

"Net Proceeds" means the proceeds of an Offering after deduction of Underwriters' Fees, if applicable, and Issue Expenses;

(ii)

"New Enterra" means the corporation resulting from the amalgamation pursuant to the Arrangement;

(jj)

"Note Indenture" means the note indenture to be dated on or before the Date of Closing between AcquisitionCo and Olympia Trust Company governing the issuance of the Series A Notes and subsequent notes issued thereunder;

(kk)

"Offering" means any issuance or offering of Trust Units or any rights, warrants, debentures or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(ll)

"Offering Documents" means any one or more of a prospectus, information memorandum, private placement memorandum, registration statement, registration rights agreement and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units;

(mm)

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders and Special Right Holders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting;

(nn)

"outstanding", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(oo)

"Payment Date" has the meaning set forth in Section 5.7;

(pp)

"person" means an individual, partnership, body corporate, association or trust;

(qq)

"Plan of Arrangement" means the plan of arrangement attached as Appendix C to the Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

(rr)

"Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(ss)

"Series A Notes" means the 14% subordinated promissory notes issuable by AcquisitionCo pursuant to the Arrangement;

(tt)

"Settled Amount" means the amount of one thousand ($1,000) dollars in lawful money of Canada paid by the Settlor to the Trustee on October 24, 2003 for the purpose of settling the Trust;

(uu)

"Settlor" means Luc Chartrand, an individual resident in the City of Calgary, in the Province of Alberta;

(vv)

"Special Resolution" has the meaning attributed thereto in Section 11.8 hereof;

(ww)

"Special Voting Rights" means special voting rights of the Trust, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2 hereof;

(xx)

"Special Right Holders" means the holders from time to time of one or more Special Voting Rights;

(yy)

"Tax Act" has the meaning ascribed thereto in Section 1.3;

(zz)

"Transfer Agent" means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to hold that office together in either such case with any subtransfer agent duly appointed by the transfer agent;

(aaa)

"Trust" means the trust relationship between the Trustee, the Unitholders and the Special Right Holders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(bbb)

"Trust Expenses" means all expenses incurred by the Trustee or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 8.6, 8.8 and 8.9 or the separate form of indemnity agreement dated effective the date hereof between the Corporation and the Trustee and all amounts payable to the Corporation by the Trust pursuant to the Administration Agreement;

(ccc)

"Trust Fund", at any time, means all of the money, properties and other assets of any nature or kind whatsoever as are, at such time, held by the Trust or by the Trustee on behalf of the Trust including, without limitation such of the following monies, properties and assets that are at such time held by the Trust or by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i)

all funds realized from the issuance of Trust Units including, without limitation, the Settled Amount;

(ii)

the Series A Notes and the CT Note acquired pursuant to the Arrangement;

(iii)

the CT Units;

(iv)

all assets, securities (whether debt or equity) and other interests or properties of whatever nature or kind of, or issued by, New Enterra, the Commercial Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts;

(v)

any proceeds of disposition of any of the foregoing property; and

(vi)

all income, interest, profit, gains, accretions, additional assets, and rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(ddd)

"Trust Unit" means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(eee)

"Trustee" means Olympia Trust Company, its successor or assigns for the time being as trustee hereunder;

(fff)

"Underwriters' Fees" means the amount so designated in any Underwriting Agreement;

(ggg)

"Underwriting Agreement" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(hhh)

"Unitholders" means the holders from time to time of one or more Trust Units; and

(iii)

"year" means initially, the period commencing on the date hereof and ending on December 31, 2003, and thereafter means a calendar year.

1.2

Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Certificate has been issued in substitution for a Certificate which has been lost, stolen or destroyed, only one of such Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

For the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Corporation or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3

Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto.  Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time.  Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4

Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5

Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.  References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6

References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust.

ARTICLE 2
DECLARATION OF TRUST

2.1

Settled Amount

The Settlor hereby pays the Settled Amount to the Trustee for the purpose of creating and settling the Trust; and the Settlor is hereby issued one initial Trust Unit in the Trust.

2.2

Declaration of Trust

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3

Name

The Trust shall be known and designated as the "Enterra Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name.  If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trustee may use such other designation or may adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4

Nature of the Trust

The Trust is an open-ended unincorporated trust, established for the purposes specified in Section 4.1 hereof.  The Trust is not, not intended to be, shall not be deemed to be, and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any other person be, or be deemed to be, treated in any way whatsoever as, or liable or responsible hereunder as, partners or joint venturers.  The Trustee shall not be, or be deemed to be, an agent of the Unitholders.  The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5

Legal Entitlements and Restrictions on Unitholders

(a)

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b)

Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Administration Agreement.

(c)

The legal ownership of the property and assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust.  The Trust Units shall be personal property and shall confer upon the holder thereof only the interest and rights specifically set forth in this Trust Indenture.  No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Trust.

(d)

Unitholders shall be entitled to one vote for each Trust Unit held with respect to all matters to be voted on by the Unitholders pursuant to this Indenture.

2.6

Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture.  No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust.  Notwithstanding the foregoing, to the extent that any Unitholder is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

If any portion or all of the Trust Fund should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of the Corporation or the Commercial Trust, other than the Trust, or contrary to the terms of the Series A Notes, the CT Note or the subordination provisions of the Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in this Section 2.6 shall not apply to any judgment rendered in respect of a distribution made contrary to such Subordination Agreements or provisions, provided that the liability of a Unitholder in respect of any such judgment shall be limited to the amount of such contrary distribution, and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.7

Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

The parties hereto acknowledge that the [Trustee] [the Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf of the Trust] and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [the Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of October 24, 2003 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

2.8

Head Office of Trust

The head office of the Trust hereby created shall be located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1

Nature and Ranking of Trust Units

(a)

The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b)

Each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2

Special Voting Rights

In addition to Trust Units, there may be issued Special Voting Rights entitling the holders thereof to attend at meetings of Unitholders and to such number of votes at such meetings as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Rights.  Except for the right to attend and to vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination or winding-up of the Trust.

3.3

Authorized Number of Trust Units and Special Voting Rights

The aggregate number of Trust Units and Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4

No Fractional Trust Units

Fractions of Trust Units shall not be issued and where Trust Units to be received by a Unitholder include a fraction, such number shall be rounded to the next lowest whole number, except issuances of Trust Units pursuant to the Arrangement, which fractional Trust Units, if any, shall be rounded up to the next highest whole number.

3.5

Re-Purchase of Initial Trust Unit by Trust

Immediately after the Closing, the Trust will purchase the initial Trust Unit from the Settlor, and the Settlor shall sell the initial Trust Unit to the Trust for a purchase price of one thousand dollars and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.6

Issue of Special Voting Rights and Trust Units

(a)

Special Voting Rights and Trust Units, including rights, warrants (including so-called "special warrants" which may be exerciseable for no additional consideration) or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered on terms and conditions and at such time or times as the Trustee may determine including, without limitation, instalment or subscription receipts.

(b)

The Trustee may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

3.7

Rights of Holders of Special Voting Rights

(a)

For the purposes of any and all provisions of this Indenture which entitle Unitholders to (i) vote in respect of a matter, whether at a meeting of Unitholders or by written resolution of Unitholders, or (ii) exercise rights in connection with voting at meetings of Unitholders (including attending meetings, requisitioning meetings and submitting proposals), any use of the defined term "Unitholders" as used within such a provision (including all uses of the term within Article 11) shall, for purposes of construing the meaning of such defined term, be deemed to include, and shall be construed as including, holders of Special Voting Rights in addition to holders of Trust Units.  Each holder of Special Voting Rights, subject to the terms of the instrument creating the particular Special Voting Rights, shall be entitled to that number of votes equal to the number of votes attached to the number of Trust Units for which the Special Voting Rights held by such holder are exchangeable, exercisable or convertible.

(b)

The Corporation shall be responsible to prepare, for each meeting of Unitholders, a list showing, as of the record date for a meeting of Unitholders, those persons who are holders of Special Voting Rights together with the number of votes which each such holder is entitled to exercise at such meeting, and the Trustee is entitled to rely on such list for purposes of determining the holders of Special Voting Rights entitled to attend and vote at meetings of Unitholders (and to exercise other rights in connection with voting at meetings of Unitholders, such as requisitioning meetings and submitting proposals).  In preparing such list of holders of Special Voting Rights, the Corporation shall use and rely on the information appearing in the books and records of the Trust, and where information pertaining to one or more holders of Special Voting Rights is known by the Corporation to not be contained in the books and records of the Trust, then the Corporation shall use commercially reasonable efforts to ascertain the required information pertaining to such holder(s), provided that the Corporation shall have no liability whatsoever to the Trust, the Trustee, Unitholders or any holder of Special Voting Rights for the completeness or accuracy of such list of holders of Special Voting Rights which is compiled in accordance with the foregoing.

(c)

All notices, communications or other documentation required to be given or otherwise sent to holders of Trust Units under this Indenture or by law, shall be concurrently given or sent to each holder of Special Voting Rights in the same manner as is provided pursuant to Section 15.1 for the sending of any notices, communications or other documentation to holders of Trust Units; provided that for addressing purposes, where an address or facsimile number is required by the Trust in light of the method of communication undertaken by the Trust, the Trust shall use the address or facsimile number for such holder last appearing in the books and records of the Trust and where the holder does not appear in any of the books and records maintained for the Trust then the Trust shall use the address or facsimile number last known to the Trust or contained on the records of, or last known to, the affiliates of the Trust, failing which the Trust shall exercise such other commercially reasonable efforts to bring the notice, communication or other documentation to the attention of the holder.

(d)

Notwithstanding anything herein contained, no holder of Special Voting Rights, solely in the capacity as such, shall be entitled to any interest or share in any distribution from the Trust (whether of net income, net realized capital gains or other amounts, including additional Trust Units) or to any net assets of the Trust in the event of termination or winding-up of the Trust.  Further, no Special Voting Right shall constitute, or be construed as constituting, a Trust Unit, notwithstanding paragraph (a) above.

(e)

With respect to the rights conferred upon holders of Special Voting Rights under this Indenture, in particular the rights contained in this Section 3.7, all parties hereto acknowledge and agree that the Corporation is acting as agent and trustee for and on behalf of each such holder of Special Voting Rights and that such rights of a holder of Special Voting Rights, as herein contained, are not only intended to be exercisable and enforceable directly by each such holder of a Special Voting Right but it is agreed that the rights of a holder of a Special Voting Right shall be exercisable and enforceable by the Corporation, upon direction from such holder, for the benefit of the holder.

3.8

No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit or Special Voting Right.

3.9

Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units, provided however that the Trust Units to be issued under an Offering may be issued for consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.10

Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units.  In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.  Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution, the Trust shall withhold from the cash portion of such distribution, if any, or the Unitholder shall make a cash payment to the Trust, of an amount equal to the amount of tax required to be remitted to the appropriate taxation authority by the Trust, or, if such withholding cannot be made by the Trust or such payment is not made by the Unitholder:  (a) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld by the Trust on account of withholding taxes payable by the Unitholder in respect of the distribution; and (b) the consolidation shall not apply to any Trust Units so withheld.  Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units other than the withheld Trust Units.

ARTICLE 4
HOLDING OF AND DEALING WITH TRUST FUND

4.1

Purpose of the Trust

The Trust is hereby created for the following purposes:

(a)

acquiring the Series A Notes and the CT Note pursuant to the Arrangement;

(b)

investing in the CT Units;

(c)

acquiring, holding, transferring, disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, Commercial Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts;

(d)

borrowing funds or otherwise obtaining at any time and from time to time or otherwise incurring any indebtedness for any of the purposes set forth in Sections 4.1(a), (b) and (c) above;

(e)

disposing of any part of the Trust Fund;

(f)

temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making distributions to Unitholders;

(g)

issuing Trust Units, instalment receipts, and other securities (whether debt or equity) of the Trust (including securities convertible into or exchangeable for Trust Units or other securities of the Trust, or warrants, options or other rights to acquire Trust Units or other securities of the Trust), for the purposes of:

(i)

obtaining funds to conduct the activities described in paragraphs 4.1(a), (b) and (c) above, including raising funds for further acquisitions;

(ii)

repayment of any indebtedness or borrowings of the Trust or any Affiliate thereof, including the Series A Notes and the CT Note;

(iii)

establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans of the Trust, if any;

(iv)

satisfying obligations to deliver securities of the Trust, including Trust Units, pursuant to the terms of securities convertible into or exchangeable for such securities of the Trust, whether or not such convertible or exchangeable securities have been issued by the Trust; and

(v)

making non-cash distributions to Trust Unitholders as contemplated by this Trust Indenture including distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

(h)

guaranteeing the obligations of its Affiliates pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any guarantee;

(i)

repurchasing or redeeming Trust Units or other securities of the Trust, subject to the provisions of this Trust Indenture and applicable law; and

(j)

engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (i) above.

4.2

Other Holdings

Money or other property received by the Trust or the Trustee on behalf of the Trust may be used at any time and from time to time, for any purpose not inconsistent with this Indenture and the purposes of the Trust set out in Section 4.1, including, without limitation, acquiring additional Series A Notes or other securities of the Corporation or the Commercial Trust, making acquisitions and investments, or making distributions and redemptions under Article 5 and Article 6, respectively, hereof.

4.3

Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee (a) acquire any investment which would cause the Trust Units to become "foreign property" (as defined in the Tax Act) or which would cause the Trust to become liable for tax under Part XI of the Tax Act, (b) issue any security, acquire any investment or engage in any activity which would result in the Trust not being a "mutual fund trust" for purposes of the Tax Act or (c) cause the Trust to carry on or propose to carry on any activity or hold the Trust out in any manner which would cause the Trust to be subject to regulation as an "investment company" under the U.S. Investment Company Act of 1940.  The Trustee may consult with and receive direction from the Corporation, acting on the advice of counsel, to ensure compliance with this Section 4.3 and may, in advance of taking any action, request the Corporation obtain legal advice or an opinion of counsel confirming compliance with this Section 4.3.  All questions regarding compliance with this Section 4.3 will be determined by the Corporation in its sole discretion, whose determination will be binding on all parties to this Indenture and on the Unitholders and the Trustee.

ARTICLE 5
DISTRIBUTIONS

5.1

Determination of Net Income of the Trust

In this Article 5, the "Net Income of the Trust" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a)

interest income on the Series A Notes and, to the extent permissible, the CT Note and any other interest income shall be included in Net Income of the Trust on an accrual basis and shall accrue from day to day;

(b)

dividends or distributions on securities held by the Trust shall be included in Net Income of the Trust when received including dividends deemed to have been received on such securities pursuant to the Tax Act; and

(c)

all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Trust.

Items of income or expense not provided for above or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.  The Trustee may rely on the Auditors in making such determinations.

5.2

Net Income of the Trust to Become Payable

The Trustee may, upon the recommendation of the board of directors of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders of record on that Distribution Record Date all or any part of the Net Income of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and such payable amount shall, in accordance with the provisions of this Article 5, be paid on the Distribution Payment Date next following such Distribution Record Date or such other date as the Trustee may determine.

5.3

Net Realized Capital Gains to Become Payable

The Trustee may, upon the recommendation of the board of directors of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders of record on that Distribution Record Date all or part of the Net Realized Capital Gains of the Trust to the extent not previously declared payable.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and such payable amount shall, in accordance with the provisions of this Article 5, be paid on the Distribution Payment Date next following such Distribution Record Date.  For the purposes of this Article 5, "Net Realized Capital Gains" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust.

5.4

Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each year, an amount equal to the net income of the Trust for such year (excluding net realized capital gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) and 104(6) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record immediately prior to the end of that year.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

On December 31 of each fiscal year, an amount equal to the Net Realized Capital Gains of the Trust, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders of record immediately prior to the end of that fiscal year.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

5.5

Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee, upon the recommendation of the board of directors of the Corporation, to be payable and paid to Unitholders in the same manner as provided for in Section 5.2.

5.6

Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.9, if applicable) on and after the Distribution Payment Date in respect of such amount.

5.7

Payment of Amounts Payable

Subject to Section 5.8, distributions hereunder shall be paid in cash.

5.8

Reduction in Cash Available for Distribution on Account of Tax Liabilities

Notwithstanding Section 5.7, the Trust shall be entitled to retain any portion of the Net Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust, in which event any shortfall in the cash available to pay a distribution shall be satisfied in accordance with Section 5.9.

5.9

Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 6.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders of record on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts.  In addition, if on any Distribution Payment Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Payment Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall.  For the purposes of this Section 5.9, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Payment Date (or, if the Distribution Payment Date is not a Business Day, on the last Business Day preceding the Distribution Payment Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.10

Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority.  In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

5.11

Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine.  For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.12

Unit Plans

Subject to any required regulatory approvals, the Trustee may, in its discretion and at any time and from time to time, establish and implement unitholder rights plans, distribution reinvestment plans, restricted unit plans, Trust Unit purchase plans, and incentive option and other compensation plans.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1

Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2

Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice, in a form approved by the Trustee, requiring the Trust to redeem Trust Units, shall be sent to the Trustee, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed.  The Trustee shall forthwith send such notice and Trust Unit Certificate or Trust Unit Certificates to the Corporation.  No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee, acting reasonably, and is accompanied by any further evidence that the Trustee and the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trustee of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Trustee of such notice.  Trust Units shall be considered to be tendered for redemption on the date that the Trustee has, to the satisfaction of the Trustee and the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.3

Calculation of Redemption Price Based on Market Price

Subject to Section 6.6, upon receipt by the Transfer Agent of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a)

90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b)

the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Section 6.3, where more than one market exists for the Trust Units, the principal market shall mean the market on which the Trust Units experience the greatest volume of trading activity on the date or for the period in question, as applicable.  For the purposes of Subsection 6.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days:  the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of Subsection 6.3(b), the closing market price shall be:  an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

6.4

Cash Payment of Market Redemption Price

Subject to Section 6.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.  Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment.  Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5

Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 6.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year exceeds $100,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month.  If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows:

(a)

firstly, by the Trust distributing Series A Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and,

(b)

secondly, to the extent that the Trust does not hold Series A Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such  shortfall (herein referred to as "Redemption Notes").

Notwithstanding the foregoing, the distribution of any Series A Notes and the issuance of any Redemption Notes pursuant to this Section 6.5 shall be conditional upon the receipt of all necessary regulatory approvals and the making of all necessary governmental registrations, declarations and filings, including, without limitation, any required registration of the Series A Notes or Redemption Notes, as applicable, to be distributed or issued in respect of the payment of the Market Redemption Price, and any required qualification of this Indenture relating to such Series A Notes or Redemption Notes, under the securities laws of the United States.  Upon such distribution of Series A Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.  For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Series A Notes so distributed to and including the date upon which such Series A Notes are required to be distributed.

Where the Trust distributes Series A Notes or Redemption Notes pursuant to this Section 6.5, the Trustee may designate to the redeeming Unitholder any capital gain realized by the Trust as a result of the distribution of the Series A Notes or Redemption Notes to the Unitholder.

6.6

Calculation of Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder if:

(a)

at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or Nasdaq and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b)

the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units were tendered for redemption, and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Trust Units were tendered for redemption.  The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i)

cash payment, in which case the provisions of Section 6.4 shall apply mutatis mutandis; or

(ii)

in the manner provided for in Section 6.5, in which case the provisions of Section 6.5 shall apply mutatis mutandis.

6.7

Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

6.8

Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.9

Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1

Trustee's Term of Office

Subject to Sections 7.2 and 7.3, Olympia Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders.  The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust.  Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 7.4.  Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 7.4.

7.2

Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (1) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 7.4, and (2) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3

Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that at any time, the Trustee shall no longer satisfy all of the requirements in Section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period).  No decision to remove the Trustee under this Section 7.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4

Appointment of Successor to Trustee

(a)

A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 7.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

(b)

Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by Special Resolution of the Unitholders under Section 7.3, or which has not been reappointed under Section 7.1, if the Unitholders fail to do so at such meeting.

(c)

Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under Section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 7.2(ii).

7.5

Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 7.2, or who has received notice of removal in accordance with Section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee.  The Trustee shall be reimbursed by the Corporation for all costs and expenses of the Trustee relating to obtaining court approval of a successor.  The appointment of such successor by such court shall not require the approval of Unitholders.

7.6

Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act.  Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

7.7

Continuing Obligations of the Trust

Upon the Trustee ceasing to hold office as provided in this Article 7, the Trustee shall cease to be a party to this Indenture; provided however, that the Trustee shall continue to be entitled to payments of any amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation of liability provisions contained in this Indenture.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1

Powers of the Trustee

The Trustee shall have, without further or other action or consent, and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Fund and over the affairs of the Trust to the same extent as if the Trustee were the sole and absolute beneficial owner of the Trust Fund in its own right, to do all such acts and things as in its sole judgement and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder.

In construing the provisions of this Indenture, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee.

To the maximum extent permitted by law the Trustee shall, in carrying out activities permitted under this Indenture, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

The Trustee acknowledges that the Trust is to obtain and continuously maintain status as a "unit trust" and a "mutual fund trust" under and pursuant to the provisions of the Tax Act and is to ensure that the aggregate cost amount of the "foreign property" (as defined in the Tax Act) of the Trust does not exceed the limits prescribed in the Tax Act.  Accordingly, the Trustee shall, upon the direction of the Corporation, take such action or refrain from taking such action (as applicable) as may be directed by the Corporation so as to ensure that (i) the status of the Trust as a "unit trust" and a "mutual fund trust" is not terminated or materially adversely affected, and (ii) the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act.

8.2

Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law or which may be authorized from time to time by Ordinary Resolution or by Special Resolution, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)

to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(b)

to borrow money and request the issuance of letters of credit upon the credit of the Trust and the Trust Fund;

(c)

to maintain books and records;

(d)

to provide timely reports to Unitholders in accordance with the provisions hereof;

(e)

to effect payments of distributions to Unitholders;

(f)

to apply for Alberta Royalty Tax Credits;

(g)

to temporarily hold cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and other expenses of the Trust, paying amounts required in connection with the redemption of Trust Units and making distributions to Unitholders;

(h)

to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i)

where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j)

to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action.  The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(k)

to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(l)

to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m)

to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(n)

to pay out of the Trust Fund the Trust Expenses;

(o)

to invest, hold shares, trust units, beneficial interests, partnership interests, joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Trust;

(p)

to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements of the Trust;

(q)

to determine, among other things, the amount of the Net Income of the Trust and the Net Realized Capital Gains for the purposes of distributions hereunder and to arrange for distributions to Unitholders pursuant to Article 5 hereof;

(r)

to enter into any agreement or instrument (including any firm or best efforts underwriting agreement, warrant agreement or other Offering Document) relating to a proposed Offering, to cause any securities issued in connection with such Offering to be issued for such consideration (in cash or property in kind) as the Trustee, in its discretion, may deem appropriate and to generally do all things in relation to a proposed Offering as the Trustee, in its discretion, may deem appropriate;

(s)

to cause securities of the Trust to be issued for such consideration as the Trustee, in its sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including any Offering Document, to qualify such securities for sale in whatever jurisdictions they are to be sold or offered for sale;

(t)

to issue or provide for the issuance of Trust Units on terms and conditions and at such time or times as the Trustee may determine, including issuances in accordance with Section 5.9 and issuances in connection with unitholder rights plans, incentive plans, and other plans established under Section 5.12;

(u)

to redeem or repurchase Trust Units in accordance with the terms set forth in this Indenture;

(v)

to make or cause to be made application for the listing or quotation on any stock exchange or market of any Trust Units or other securities of the Trust, and to do all things which in the opinion of the Trustee may be necessary or desirable to effect or maintain such listing or listings or quotation;

(w)

except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(x)

without limit as to amount, cost, or conditions of reimbursement, to issue any type of debt securities or convertible debt securities and to borrow money from any person or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and from time to time, to draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments and evidences of indebtedness, and securing the payment of any present or future obligations of the Trust and interest thereon and to charge, hypothecate, mortgage, pledge and assign pursuant to Section 426 of the Bank Act (Canada) or otherwise, or by way of fixed or floating charge debentures, deeds of trust, general security agreements or otherwise, all or any part of the assets of the Trust owned or subsequently acquired or to assign any money owing or to be owing to the Trust and to engage in any other means of financing;

(y)

notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 8.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(z)

to provide or cause to be provided to any bank, creditor, financial institution or any other person such guarantees, indemnities, postponements and subordinations, acknowledgements, assurances or other credit support, in any form whatsoever, as the Trustee, in its sole discretion, deems necessary, useful or desirable in connection with the establishment or arrangement of any and all debt or equity financings of affiliates and associates of the Trust, including any extensions, renewals, refinancings or replacements thereof, and to enter into any agreement, indenture, instrument or other document on such terms and conditions as the Trustee, in its sole discretion, may deem appropriate in the circumstances in connection with such financings;

(aa)

to give a guarantee on behalf of the Trust to secure performance of an obligation of another person;

(bb)

to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to agree to an increase or reduction in the rate of interest (or to agree to a waiver of interest) on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; and to waive any default whether in performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that it may deem advisable;

(cc)

to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(dd)

to postpone and subordinate, in right of payment, all present and future indebtedness, liabilities and obligations of a person owed to the Trust to payment in full of all present and future indebtedness, liabilities and obligations of such person to lenders and other creditors of such person, and to enter into any agreement or instrument to create or provide for such postponement and subordination in favour of such lenders and creditors;

(ee)

to indemnify, out of the Trust Fund, any person against any and all liabilities, claims, actions, causes of action, judgments, orders, damages (including foreseeable consequential damages), costs, expenses, fines, penalties and losses (including sums paid by such person in settlement of claims and all reasonable consultant, expert and legal fees and expenses) or any resulting damages, harm or injuries to such person or property of any third parties arising from the affairs of the Trust;

(ff)

to advance any amount to the Corporation or other Affiliate of the Trust as a loan;

(gg)

to obtain security, including encumbrances on assets, to secure the full payment of money owed to the Trust and the performance of obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust under such security;

(hh)

to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) and paragraph 132(7)(a) of the Tax Act;

(ii)

without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i)

the fees payable to the Corporation's advisors in connection with the Arrangement; and

(ii)

all reasonable fees, costs and expenses incurred, from time to time, in the management and administration of the Trust;

all as contemplated by the Information Circular, this Indenture, the Administration Agreement or any Offering Document;

(jj)

to provide indemnities for the directors and officers of the Corporation or any Affiliates;

(kk)

without limiting any of the provisions hereof, to pay out of the Trust Fund Underwriters' Fees payable in connection with any Offering;

(ll)

for the purpose of managing the Trust, to engage for hedging purposes in rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options or any other similar transaction (including any option with respect to any of such transactions) or any combination of such transactions;

(mm)

to form any direct or indirect subsidiary of the Trust for the purpose of purchasing or acquiring any assets and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(nn)

to do all such things and take all such action, and to negotiate, make, execute, acknowledge and deliver any and all deeds, instruments, contracts, waivers, releases or other documents, necessary or useful for the exercise or accomplishment of:  (i) any of the powers herein granted to the Trustee, (ii) the purposes of the Trust as set forth in Section 4.1, and (iii) all of the rights and obligations of the Trustee hereunder; including, without limitation, the negotiation and execution of the Administration Agreement and agreements in connection with the Trust's acquisition of the Series A Notes and the CT Note, the administration of the Trust and any Offering;

(oo)

to enter into, perform and enforce contracts of the Trust; and

(pp)

to do all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing, and to exercise all powers which are necessary, useful, incidental or ancillary to carry on the affairs of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

8.3

Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a)

The Trustee shall not, without the prior approval of the Unitholders by Ordinary Resolution at a meeting of Unitholders called for that purpose, vote any CT Units held by the Trust with respect to any matter referred to in subsections 7.3(a) and (b) of the CT Trust Indenture;

(b)

The Trustee shall not, without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose, vote any CT Units held by the Trust with respect to any matter referred to in subsections 7.3(c) and (d) of the CT Trust Indenture;

(c)

The Trustee shall not, after the date of Closing, authorize or approve:

(i)

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by the Trust, except in conjunction with an internal reorganization of the direct or indirect assets of the Trust, as a result of which the Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction as the case may be, of the Trust with any other person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (1) above, or (2) where immediately following completion of such transaction, the holders (or Affiliates thereof) of equity interests in such other person (such holder being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units; or

(iii)

the winding up, liquidation or dissolution of the Trust prior to the end of the term of the Trust except in conjunction with an internal reorganization as referred to in paragraph (i) above;

without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

8.4

Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate of the Trustee) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business,  or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons (who may be officers or employees of the Corporation) as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto;  and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trustee's behalf to facilitate such banking activities.

8.5

Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust.  Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder.  The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the affairs of the Trust.

8.6

Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund.  As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.  All costs, charges and expenses (including any amounts payable to the Trustee under Section 8.8 or 8.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund.  The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

8.7

Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders.  If the Trustee has retained an appropriate expert, advisor, or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or Counsel.  In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

8.8

Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents, and all of their successors and assigns, in respect of:

(a)

any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b)

all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c)

all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this Section 8.8 shall not apply.

8.9

Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of the administration of the Trust created hereby or the exercise by the Trustee of any rights or obligations hereunder.

For the purpose of this Section 8.9, "liability" shall include:  (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

8.10

Apparent Authority

No person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent.  Any person dealing with the Trust in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee or the Corporation as to the capacity, power and authority of the Trustee, the Corporation, or any other person, to act for and on behalf and in the name of the Trust.

8.11

Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Corporation advises the Trustee that the Trust Units have ceased to be qualified investments for "registered retirement savings plans", "registered retirement income funds", "deferred profit sharing plans" and "registered education savings plans" (all within the meaning of the Tax Act) or any of such plans or funds (a "Registered Plan"), or that the Trust Units have become "foreign property" (except for trusts governed by registered education savings plans, which are not subject to the foreign property rules) within the meaning of the Tax Act, the Trustee shall give notice to Unitholders at their latest address as shown on the register(s) of Unitholders that the Trust Units have ceased to be qualified investments for such Registered Plans or that the Trust Units have become "foreign property", as the case may be. The Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes incurred by a Unitholder or, where the Unitholder is a Registered Plan, an annuitant thereunder, as a result of or by virtue of a Trust Unit not being a qualified investment for any such Registered Plan or the Trust Units having become "foreign property", as the case may be, notwithstanding the  failure or omission by the Trustee to have given the notice provided for herein, provided that the Trustee has complied with section 8.5.

In addition, the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes incurred by a Unitholder or, where the Unitholder is a Registered Plan, an annuitant thereunder, as a result of or by virtue of a Trust Unit not being a qualified investment for any such Registered Plan or the Trust Units having become "foreign property", as the case may be, notwithstanding any failure or omission by the Corporation to so advise the Trustee as provided for herein.

8.12

Declaration as to Beneficial Ownership

The Corporation or the Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation or Trustee as to the beneficial ownership of Trust Units registered in such Unitholder's name.

8.13

Payments to Unitholders

Except as may be otherwise provided herein, any cash payment required under the terms of this Indenture to be made to a Unitholder shall be paid in Canadian dollars, unless otherwise determined by the Trustee or the Corporation, with such payment to be by cheque or bank draft to the order of the registered Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Trust in respect of such Unitholder but may also be paid in such other manner as such Unitholder has designated to the Trustee and the Trustee has accepted. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be required to be made to such Unitholders jointly and shall be paid by cheque or bank draft but may also be paid in such other manner as the joint registered Unitholders or any one of the joint registered Unitholders has designated to the Trustee and the Trustee has accepted.  For greater certainty, a Unitholder or any one of the joint Unitholders may designate and the Trustee may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders.  A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be made payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid may be sent to the address of any one of the joint registered Unitholders whose name and address appears on the books of the Trust.  All payments made in the aforesaid manner shall satisfy and be a valid and binding discharge of all liability of the Trustee or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at Calgary, Alberta, or at any other place where it is by its terms payable.  In the event of non-receipt of any such cheque or bank draft by the person to whom it was mailed, the Trustee on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Trust, shall issue to the person a replacement cheque or bank draft for a like amount.

The receipt, by the registered Unitholder, of any payment not mailed or paid in accordance with this Section 8.13 shall nonetheless be a valid and binding discharge to the Trust and to the Trustee for any payment made in respect of the registered Trust Units, and if several persons are registered as joint registered Unitholders or, in consequence of the death, bankruptcy or incapacity of a Unitholder, one or several persons are entitled so to be registered in accordance with this Indenture, receipt of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustee for any such payment.

8.14

Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity.  None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.15

Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Trust Indenture shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 7.

8.16

Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a)

be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b)

be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation contracts or deals or which supplies services to the Trust or the Corporation;

(c)

acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d)

carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e)

derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.16 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.17

Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 9
DELEGATION OF POWERS

9.1

The Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees.  The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee.  The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof).

Without limiting the foregoing, the Trustee hereby delegates to the Corporation responsibility for any and all matters relating to the following:  (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund, other than the CT Units; (viii) all matters relating to the specific powers and authorities set forth in subsections 8.2(a), 8.2(b), 8.2(m), 8.2(x) through 8.2(gg), 8.2(jj) and 8.2(ll) and Section 8.4, including the approval and execution of documents in connection therewith; (ix) any and all matters relating to U.S. tax as set out in Sections 17.9 through 17.14; and (x) execute, acknowledge and deliver any and all deeds, contracts, waivers, releases, documents or other instruments in writing necessary or proper to facilitate the implementation of the Plan of Arrangement.  The Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.  The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.2

Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust all Unitholder Rights Plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements (pursuant to which the Trust, and not the Trustee provides indemnities) or documents ancillary or similar thereto.

9.3

Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any responsibility in respect of prospectuses, offering memoranda, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, material change reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements related thereto (including, without limitation, stock exchange related matters, underwriting and indemnity agreements and ancillary matters). Such matters (including, without limitation those referred to in Section 8.1) shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Trust Indenture and by executing this Trust Indenture the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under securities laws, the Corporation shall execute such certification on its own behalf, and shall seek not to have any certification on behalf of the Trust by the Trustee, and in addition shall sign prospectuses as a promoter if requested by the Trustee (and provide an issuer-like right of action and waive any available due diligence defences).

9.4

Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder and the Trustee, in relying upon the Corporation, shall be deemed to have complied with its obligations under Section 8.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

9.5

Terms and Conditions Pertaining to Performance of Duties

The terms, conditions and limitations applicable in respect to the exercise and performance by the Corporation of its duties set forth in the Administration Agreement are hereby incorporated herein by reference and the parties hereto agree that such terms, conditions and limitations shall apply in all respects to the Corporation in the exercise and performance of the duties set out herein as fully as if such rights, restrictions and limitations were set forth herein. The terms, conditions and limitations as contained in this Trust Indenture pertaining to the exercise and performance by the Corporation of its duties shall be construed, as far as possible, so as not to conflict with the terms, conditions and limitations contained in the Administration Agreement, however in the case of conflict the terms, conditions and limitations contained in the Administration Agreement shall govern.

ARTICLE 10
AMENDMENT

10.1

Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.  Notwithstanding the foregoing, at any time prior to the Date of Closing the Trustee shall, at the request of the Corporation, amend this Indenture where such amendment is necessary or desirable to implement or facilitate the Plan of Arrangement.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a)

ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority;

(b)

ensuring that the Trust will satisfy the provisions of each of Subsections 108(2) and 132(6) of  the Tax Act as from time to time amended or replaced;

(c)

providing for and ensuring (i) the allocation of items of income, gain, loss, deduction and credit in respect of the Trust for United States federal income tax purposes; (ii) the filing of income tax returns necessary or desirable for the purposes of United States federal income tax; or (iii) compliance by the Trust with any other applicable provisions of United States federal income tax law;

(d)

ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(e)

removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f)

providing for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(g)

curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(h)

making any modifications in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(i)

changing the situs of, or the laws governing, the Trust which, in the opinion of the Trustee is desireable in order to provide Unitholders with the benefit of any legislation limiting their liability;

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1

Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2004, on a day, at a time and at a place to be set by the Trustee.  The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine.  Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of (i) the Corporation or (ii) Unitholders or Special Right Holders holding in the aggregate not less than 5% of the votes entitled to be voted at a meeting of Unitholders, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called.  Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate.  The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

Where a meeting has been properly requisitioned by Unitholders and/or Special Right Holders, the Trustee shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(a)

a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(b)

the Trustee has called a meeting of Unitholders and has given notice thereof pursuant to Section 11.5; or

(c)

in connection with the business as stated in the requisition:

(i)

the Trustee is of the opinion, in its sole discretion, that a matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, the Corporation (or any associate or affiliate of the Corporation), the Unitholders, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the affairs of the Trust;

(ii)

the Trust, at the Unitholder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iii)

substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(iv)

the Trustee is of the opinion, in its sole discretion, that the rights conferred by this Section 11.1 are being abused to secure publicity.

If there shall be no Trustee or if the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth above), any Unitholder who signed the requisition or the Corporation, as the case maybe, may call the meeting in accordance with the provisions of this Article 11, mutatis mutantdis.

11.2

Meetings of CT Unitholders

There shall be a meeting of CT Unitholders immediately following, and at the same place as, each meeting of Unitholders for the purpose of directing the Trustee as to the manner in which the Trustee shall vote the CT Units held by the Trust in respect of those matters voted on at such meeting of Unitholders, which may be properly brought before a meeting of CT Unitholders.  For greater certainty, any resolution passed by Unitholders pertaining to the manner in which CT Units held by the Trust are to be voted by the Trustee in respect of a particular matter which is to be put forth to the CT Unitholders for vote at a contemplated meeting (including by written resolution) of CT Unitholders, shall be deemed to be a direction to the Trustee in respect of the CT Units held by the Trust to, as applicable, either vote such CT Units in favour of or in opposition to, or to vote or with-hold from voting in respect of such matter in equal proportions to the votes cast by Unitholders in respect of the matter, and the Trustee is hereby obligated to vote, in respect of such matter if put forth to the CT Unitholders at a meeting of such CT Unitholders, the CT Units held by the Trust in accordance with such direction.

11.3

Unitholder Proposals

(a)

Subject to subsections 11.3(b) and 11.3(c), a Unitholder may:

(i)

submit to the Trust notice of any matter that the person proposes to raise at an annual meeting of Unitholders (a "proposal"); and

(ii)

discuss at an annual meeting of Unitholders any matter in respect of which the person would have been entitled to submit a proposal.

(b)

To be eligible to submit a proposal, a person:

(i)

must be, for at least six months immediately prior to the date on which the person submits the proposal, a holder of at least the lesser of:

A.

Trust Units or Special Voting Rights (or both) which entitle the holder thereof to at least 1% of all votes entitled to be voted at a meeting of Unitholders; and

B.

Trust Units or Special Voting Rights (or both) whose aggregate fair market value, as determined by the closing price of the Trust Units on the last trading day immediately before the person submits the proposal to the Trust on the primary exchange on which the Trust Units are then listed and posted for trading, is at least $25,000 (provided that for purposes of determining the value of Special Voting Rights under this clause, the value of a Special Voting Right shall be deemed to be equal to the aggregate value of those Trust Units into which such Special Voting Right is exchangeable, exercisable or convertible, as though those Trust Units were then outstanding and held by the holder of such Special Voting Right); or

(ii)

must have the support of persons (including the person that submits the proposal) each of whom have been, for at least the period required by subsection 11.3(b)(i), holders of Trust Units or Special Voting Rights, or both (as the case may be); and provided that such holders of Trust Units or Special Voting Rights, or both (as the case may be) hold, in the aggregate, at least the number of Trust Units or Special Voting Rights, or both, required by subsection 11.3(b)(i).

(c)

A proposal submitted to the Trust under subsection 11.3(a)(i) must be accompanied by the following information:

(i)

the name and address of the person submitting the proposal and of the person's supporters, if applicable;

(ii)

the number of Trust Units and Special Voting Rights (and votes attached thereto) held by or owned by the person and the person's supporters, if applicable, and the date the Trust Units and Special Voting Rights were acquired; and

(iii)

proof (which may, among other things, require a statutory declaration), satisfactory to the Trustee and the Corporation, acting reasonably, that the person submitting the proposal satisfies the requirements of subsection 11.3(b).

(d)

The information provided under subsection 11.3(c) does not form part of the proposal or of the supporting statement referred to in subsection 11.3(f) and is not included for the purposes of the maximum word limit set out in subsection 11.3(f).

(e)

The Trust shall set out the proposal in the information circular sent to Unitholders, or the Trust shall attach the proposal thereto.

(f)

If so requested by the person who submits a proposal, the Trust shall include in the information circular or attach to it a statement in support of the proposal by the person submitting such proposal, together with the name and address of the person.  The statement and the proposal must together not exceed 500 words.

(g)

The Trust is not required to comply with subsections 11.3(e) and 11.3(f) if:

(i)

the proposal is not submitted to the Trust at least 90 days before the anniversary date of the notice of meeting that was sent to Unitholders in connection with the previous annual meeting of Unitholders;

(ii)

the Trustee is of the opinion, in its sole discretion, that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the Trust, the Trustee, the Corporation (or any associate or affiliate of the Corporation), the Unitholders, or is primarily for the purpose of promoting general economic, political, religious, social or similar causes;

(iii)

the Trustee is of the opinion, in its sole discretion, that the proposal does not relate in a significant way to the affairs of the Trust or the Corporation;

(iv)

not more than 30 months before the receipt of a proposal, the person submitting the present proposal failed to present, in person or by proxy, at a prior meeting of Unitholders, a proposal that at the person's request, had been included in an information circular relating to such meeting;

(v)

the Trustee is of the opinion, in its sole discretion, that substantially the same matter covered by the proposal was submitted to Unitholders in an information circular relating to a meeting of Unitholders held not more than five years before the receipt of the present proposal and did not receive the support of at least 10% of all votes entitled to be voted at the meeting; or

(vi)

the Trustee is of the opinion, in its sole discretion, that the rights conferred by this Section 11.2 are being abused to secure publicity.

(h)

If a person who submits a proposal fails, at any time during the period from the submission of a proposal up to and including the day of the meeting, to continue to hold or own the number of Trust Units and Special Voting Rights (as the case may be) referred to in subsection 11.3(b), then:

(i)

the Trust is not required to set out in an information circular (or attach to it) any proposal submitted by that person for any meeting held within two years following the date of the meeting; and

(ii)

if such failure occurs on or prior to the date of mailing of the meeting materials in respect of which the proposal has been submitted, the Trust is (in addition to its rights under 11.3(h)(i) above) not required to set out in the information circular (or attach to it) in respect of the meeting of Unitholders for which the proposal has been submitted, the proposal or any statement in support thereof;

provided, further, that upon a request being made by the Trust, a person who submits a proposal shall be obligated to provide, within 5 Business Days of the request being made, a statutory declaration which positively attests to the fact that such person continues, as at the date of such declaration, to hold or own the number of Trust Units and Special Voting Rights (as the case may be) referred to in subsection 11.3(b), and failure of the such person to so comply with such request shall entitle the Trust to exercise its rights as set forth in 11.3(h)(i) and 11.3(h)(ii) above.

(i)

Neither the Trust, the Trustee, the Corporation, nor any other person acting on behalf of the Trust, incurs any liability to Unitholders or any other person whomsoever by reason only of circulating a proposal or statement in compliance with this Section 11.2.  Any Unitholder who chooses to submit a proposal or statement to the Trust, for circulation to Unitholders in accordance with this Section 11.2, shall be solely liable for all information contained in such proposal and statement.

(j)

If the Trust refuses to include a proposal in an information circular, the Trust shall, within 21 days after the later of the day on which it receives the proposal or the day on which it receives all required information in compliance with subsection 11.3(c), as the case may be, notify in writing the person submitting the proposal of its intention to omit the proposal from the information circular and the reasons for the refusal.

11.4

Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Rights Holder at his registered address, mailed at least 21 days and not more than 50 days before the meeting.  Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially the final form proposed to be passed.  Any adjourned meeting may be held as adjourned without further notice.  The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Rights Holders shall not invalidate any resolution passed at any such meeting.

11.5

Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units.  For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.  If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be appointed by the Chairman of the meeting.  If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.6

Voting Rights of Unitholders

Only Unitholders and Special Right Holders of record shall be entitled to vote at any meeting of the Unitholders.  Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Right shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the Board of Directors authorizing the issuance of such Special Voting Right.  Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote.  At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting.  If approved by the Trustee, proxies may be solicited in the name of the Trustee.  When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.4 shall be entitled to cast such vote.

11.7

Resolution

(a)

The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b)

The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i)

subject to Section 10.1, amend this Indenture;

(ii)

subdivide or consolidate Trust Units;

(iii)

sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv)

resign if removed pursuant to Section 7.3; and

(v)

commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.7 and the matters set forth in Sections 7.3, 7.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.  Any action taken or resolutions passed in respect of any matter at a meeting of Unitholders shall be by Ordinary Resolution, unless otherwise required by applicable law or except as otherwise set out in this Indenture.

11.8

Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Trust Units and Special Voting Rights then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

Notwithstanding Section 11.5 or the provisions of Section 13.2 providing for the termination of the Trust by Special Resolution, if, at any such meeting, the holders of 5% of the aggregate number of Trust Units and Special Voting Rights outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 later, and to such place and time as may be appointed by the chairman.  Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2.  Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.  At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.8 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.  No Special Resolution changing or amending any provision hereof relating to or affecting:  (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof.

11.9

Record Date for Voting

For the purpose of determining the Unitholders and Special Right Holders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though such person has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof.  In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.10

Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders and Special Right Holders shall be binding upon all the Unitholders and Special Right Holders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Right Holder, if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.11

Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders and Special Right Holders, if any, as the case may be.  The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders.  In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of the Business Corporations Act (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.12

No Breach

Notwithstanding any provisions of this Indenture, neither the Unitholders nor Special Right Holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1

Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.4 and Subsection 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2

Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee.  Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee.  Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, a certificate so signed is as valid as if it had been signed manually.  Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate.  The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3

Certificate Fee

The Trustee may establish a reasonable fee for the issuance of Certificates.

12.4

Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof.  Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate.  The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained.  Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder.  The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.4 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

12.5

Transfer of Trust Units

(a)

Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent.  No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b)

Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee.  Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Certificate for the residue thereof (if any) shall be issued to the transferor.  Unless the Corporation agrees to assume liability for transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c)

Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.6

Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.  The Trust is not bound to issue more than one Certificate in respect of any Trust Unit held jointly or in common by two or more persons and delivery of a Certificate to one of such persons shall be sufficient delivery to all such persons.  Where any Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent.  In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.7

Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, whether express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or inquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.8

Lost Certificates

In the event that any Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Certificate for the same number of Trust Units in lieu thereof.  The Trustee may in its discretion, before the issuance of such new Certificate, require the owner of the lost, stolen, destroyed or mutilated Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing.  The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Certificates.  The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion.  If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Certificate without further action or approval by the Trustee.

12.9

Successors in Interest to Unitholders

Upon a person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incapacity of any Unitholder or otherwise by operation of law, and upon production by such person of such documentation as the Trustee may reasonably require in order to evidence such person's entitlement, such person shall be recorded in the register maintained by the Trustee as the holder of such Trust Units and shall receive a new Certificate therefor upon production of evidence of entitlement satisfactory to the Trustee and delivery of the existing Certificate to the Transfer Agent, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trust, the Trustee, the Corporation or the Transfer Agent shall have actual or other notice of such death, bankruptcy, incapacity or other event.

12.10

Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereto, a new Certificate for Trust Units in place of the Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.11

Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto.  The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.12

Offer for Units

(a)

In this Section 12.12:

(i)

"Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in Subsection 12.12(c) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Trust Indenture;

(ii)

"Offer" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii)

"offer to acquire" includes an acceptance of an offer to sell;

(iv)

"Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v)

"Offeror's Notice" means the notice described in Subsection 12.12(d); and

(vi)

"Offeror's Units" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b)

In the event of a take-over bid for Trust Units, any holder of Exchangeable Securities may, unless prohibited by the terms and conditions of the Exchangeable Security, convert, exercise or exchange such Exchangeable Security, as applicable, for the purpose of tendering Trust Units to such take-over bid on the condition that such Trust Units are taken up under such bid, unless an identical Offer (in terms of price per Trust Unit issuable upon the conversion, exercise or exchange of the Exchangeable Security and percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the Offer by the Offeror, or associates or affiliates of the Offeror and in all other material respects) is made concurrently by the Offeror to purchase the Exchangeable Securities, which identical Offer has no condition attached other than the right not to take up and pay for securities tendered if no securities are purchased pursuant to the Offer for Trust Units. In the event that a holder of Exchangeable Securities elects to conditionally convert, exercise or exchange such Exchangeable Securities for the purpose of tendering Trust Units to such take-over bid, the tendering of a certificate issued by the Trust indicating that the Trust Unit is issuable upon and subject to completion of the take-over bid shall be good delivery under such bid and after payment of the consideration therefor to the former holder of the Exchangeable Security such holder shall cease to have any rights as a holder of Exchangeable Securities or Trust Units to the extent that the Trust Units issuable upon the conversion, exercise or exchange of such Exchangeable Securities have been taken up.

(c)

If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and

(i)

within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii)

the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii)

the Offeror complies with Subsections 12.12(d) and 12.12(f);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(d)

Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection 12.12(c), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i)

Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii)

the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii)

Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv)

Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(e)

A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection 12.12(d) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trust, duly endorsed for transfer.

(f)

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection 12.12(d), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection 12.12(c).

(g)

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection 12.12(f).  The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(h)

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection 12.12(d), the Trustee, if the Offeror has complied with Subsection 12.12(f), shall:

(i)

do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii)

send to each Dissenting Unitholder who has complied with Subsection 12.12(e) the consideration to which such Dissenting Unitholder is entitled under this Section 12.12; and

(iii)

send to each Dissenting Unitholder who has not complied with Subsection 12.12(e) a notice stating that:

A.

his or her Trust Units have been transferred to the Offeror;

B.

the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

C.

the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof, and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(i)

An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
TERMINATION

13.1

Termination Date

The term of the Trust shall commence on the date hereof and shall continue in full force and effect for a period which shall end twenty-one (21) years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, who is alive on the date hereof.  The Trustee shall have throughout such term all the powers and discretion, expressed and implied, as conferred upon it by law and by this Indenture.

13.2

Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and Special Voting Rights and a quorum of holders of not less than 50% of the outstanding Trust Units and Special Voting Rights are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3

Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4

Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5

Sale of Assets

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund in accordance with any applicable laws or requirements of any governmental agency or authority, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized under Section 13.2.  Notwithstanding anything herein contained, in no event shall the Trust be wound up until all royalties or net profit interests acquired by the Trust shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in a royalty or net profits interests.

13.6

Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

13.7

Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8

Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

13.9

Termination of Trust

The Trust shall terminate when all of the assets of the Trust have been sold, all known and other outstanding debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for and the amounts referred to in Section 13.6 have been distributed or paid into court as provided in this Article 13. In no event shall the winding-up of the affairs of the Trust exceed ten (10) years.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1

Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

giving effect to any amendment as provided in Article 10;

(b)

giving effect to any Special Resolution passed as provided in Article 11;

(c)

making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d)

making any modification in the form of Certificates which does not materially affect the substance thereof; and

(e)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 11.7 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.  Notwithstanding Section 14.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1

Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained.  Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers.  In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2

Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3

Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4

Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1

Qualification of Auditors

The Auditor shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2

Appointment of Auditors

The Trustee hereby appoints Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time.  The Auditors will be selected at each annual meeting of Unitholders.

16.3

Change of Auditors

The Auditor may at any time be removed by the Trustee with the approval of the Unitholders by means of a Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose.  A vacancy created by the removal of the Auditor as aforesaid may be filled at the meeting of Unitholders at which the Auditor is removed, or if not so filled, may be filled under Section 16.4.

16.4

Filling Vacancies

In the event that the Auditor resigns as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the board of directors of the Corporation whom are independent of the Corporation and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

16.5

Reports of Auditors

The Auditor shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1

Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust.  Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts and all amendments thereto.

17.2

Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30 and September 30 in each year (or within such shorter time as may be required by applicable securities laws), an unaudited quarterly financial statement of the Trust for the most recent calendar quarter.  The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update.  The Trustee will mail any such update to Unitholders.

17.3

Annual Reporting to Unitholders

The Trustee will mail:

(a)

to each Unitholder, within 140 days after the end of each year (or within such shorter time as may be required by applicable securities laws), the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b)

to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4

Information Available to Unitholders

(a)

Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b)

Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c)

A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each Business Day following the date the basic list is made up to.

(d)

The affidavit referred to in paragraph (b) above shall state:

(i)

the name and address of the applicant;

(ii)

the name and address for service of the body corporate if the applicant is a body corporate; and

(iii)

that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e)

A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i)

an effort to influence the voting of Unitholders;

(ii)

an offer to acquire Trust Units; or

(iii)

any other matter relating to the affairs of the Trust.

17.5

Income Tax:  Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6

Income Tax:  Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to Subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate.  In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7

Income Tax Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

17.8

Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

17.9

Certain United States Federal Income Tax Matters

The provisions of Sections 17.9 to 17.14 hereof are to have effect during any period in which the Trust is classified as a partnership for United States federal income tax purposes.  The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, be applied to the terms used in Sections 17.9 to 17.14 hereof:

(a)

"Carrying Value" of an item of Trust property immediately after the Date of Closing is the fair market value of such item of Trust property as determined by the Tax Matters Partner using such reasonable method of valuation as it may adopt. The Carrying Value of any item of Trust property shall be adjusted from time to time as provided in Section 17.10 hereof. The initial Carrying Value of an item of property that is acquired by the Trust after the Date of Closing shall be the amount that would be the adjusted basis for United States federal income tax purposes of such property in the hands of the Trust immediately after its acquisition if the adjusted basis for United States federal income tax purposes of each asset of the Trust at that time were equal to its Carrying Value at that time and as if the adjusted basis for United States federal income tax purposes of any asset that is transferred to the Trust was in the hands of the transferor immediately prior to the transfer equal to the fair market value of that asset (taking into account Section 7701(g) of the Code) immediately prior to the transfer.

(b)

"Economic Risk of Loss" has the meaning set forth in United States Treasury Regulation Section 1.752-2(a).

(c)

"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.  Any reference herein to a specific section or sections of the Internal Revenue Code or to a section or section of the United States Treasury Regulations that have been issued thereunder shall be deemed to include a reference to any corresponding provision of any successor law or regulations.

(d)

"Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Internal Revenue Code) determined in accordance with subsection 17.10(a) hereof that, in accordance with the principles of United States Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

(e)

"Nonrecourse Liability" has the meaning set forth in United States Treasury Regulation Section 1.752-1(a)(2).

(f)

"Partner Nonrecourse Debt" has the meaning set forth in United States Treasury Regulation Section 1.704-2(i)(2).

(g)

"Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Internal Revenue Code) determined in accordance with Section 17.10(a) hereof that, in accordance with the principles of United States Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

(h)

"Partnership Minimum Gain" means that amount determined in accordance with the principles of United States Treasury Regulation Section 1.704-2(d).

(i)

"Recapture Income" means any gain recognized by the Trust for United States federal income tax purposes (computed without regard to any adjustment required by Section 734 or Section 743 of the Internal Revenue Code) upon the disposition of any property of the Trust, which gain is characterized as ordinary income for United States federal income tax purposes because it represents the recapture of deductions previously taken with respect to such property.

17.10

Book Income and Book Deductions

(a)

Adjustments to Taxable Income.  The items of income, gain, loss or deduction that are recognized by the Trust for United States federal income tax purposes during a taxable period of the Trust shall be adjusted as is set out in this subsection 17.10(a) and shall then be allocated among the Unitholders as is provided in Section 17.11 hereof.

(i)

The Trust shall be treated as owning directly its share (as determined by the Tax Matters Partner) of all property owned by any organization in which the Trust owns an interest and that is classified as a partnership or is disregarded for United States federal income tax purposes.

(ii)

If an adjustment to the adjusted tax basis of any Trust asset is required pursuant to Section 734(b) or 743(b) of the Internal Revenue Code by reason of Treasury Regulation Section 1.704-1(b)(2)(iv)(m), then the Carrying Value of each Trust asset in respect of which there was such an adjustment shall also be adjusted at that time.

(iii)

Any income, gain, deduction or loss that is attributable to the taxable disposition of any Trust property shall be determined as if the adjusted basis of such property were equal to the Trust's Carrying Value for such property as of the date of disposition.

(iv)

Any deductions for depreciation, depletion, cost recovery or amortization that are attributable to any Trust property shall be determined as if the adjusted basis of such property were equal to the Carrying Value thereof and by using a rate of depreciation, depletion, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for United States federal income tax purposes and appropriately taking into account the length of any short taxable period of the Trust; provided, however, that, if the Trust property has a zero adjusted basis for United States federal income tax purposes, depreciation, depletion, cost recovery or amortization deductions shall be determined using any reasonable method that the Tax Matters Partner may adopt. Any deduction for depreciation, depletion, cost recovery or amortization in respect of Trust property that is determined pursuant to this subsection 17.10(a)(iv) shall reduce the Carrying Value of that Trust property as of the end of the taxable period of the Trust in which such deduction was recognized. Notwithstanding the foregoing portion of this Section 17.10(a)(iv), such deductions for depreciation, depletion, cost recovery, or amortization shall be determined with respect to any portion of Carrying Value with respect to which United States Treasury Regulation Section 1.704-3(d) remedial allocations are to be made (including reverse section 704(c) allocations that are to be made as United States Treasury Regulation Section 1.704-3(d) remedial allocations) pursuant to provisions hereof in accordance with a method that is permitted by such United States Treasury Regulation Section 1.704-3(d) and that is selected by the Tax Matters Partner.

(v)

The amount of any increase or decrease in Carrying Value that occurs by reason of subsection 17.10(b) hereof shall be treated as an item of gain or loss, respectively, that is recognized in the taxable period of the Trust that ends with the event that causes such increase or decrease.

(vi)

A taxable period of the Trust includes a taxable year of the Trust as determined for United States federal income tax purposes. The portion of a taxable period of the Trust that ends with an event in respect of which there is an adjustment to Carrying Values pursuant to subsection 17.10(b) hereof shall be treated as the end of a taxable period of the Trust. The portion of such taxable year of the Trust that begins immediately thereafter shall be treated as a taxable period for purposes of the preceding sentence with the result that each taxable year of the Trust may contain one or more taxable periods of the Trust.

(b)

Adjustments to Carrying Values.

(i)

On an issuance of additional Trust Units for cash or other property and immediately prior to any distribution to a Unitholder (other than a distribution of cash that is not in redemption or retirement of a Trust Unit), the Tax Matters Partner may cause the Carrying Value of each Trust property to be adjusted as of the beginning of the next taxable period to be equal to fair market value thereof (taking into account Section 7701(g) of the Internal Revenue Code), as determined by the Tax Matters Partner using such reasonable method of valuation as it may adopt.  The Tax Matters Partner shall not adjust the Carrying Values of Trust property upon the issuance of Trust Units in exchange for Series A Exchangeable Shares of New Enterra that the Trust acquires pursuant to the Exchangeable Shares Provisions (as defined in the Information Circular).

(ii)

After any adjustment of Carrying Values pursuant to subsection 17.10(b)(i) hereof, the Tax Matters Partner shall determine the way, if any, in which such changes in Carrying Value shall affect the allocations for United States federal income tax purposes pursuant to Section 17.12 hereof of the items of income, gain, loss, deduction and credit that are recognized by the Trust for such purposes. Any such determination shall be entered in the records of the Trust.

17.11

Allocations of Book Income and Book Deductions

(a)

General.  The Trust's items of income, gain, loss and deduction as determined pursuant to Section 17.10 hereof for a taxable period of the Trust shall be allocated among the Unitholders first to the extent provided in subsection 17.11(b) hereof and then the balance of such items shall be allocated among the Unitholders in proportion to the number of Units held.

(b)

Special Allocations.  The allocations that are to be made pursuant to this subsection 17.11(b) are to be determined and made in the order stated:

(i)

Partnership Minimum Gain Chargeback.  If there is a net decrease in Partnership Minimum Gain during the taxable period of the Trust, each Unitholder shall be allocated items of Trust income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Trust) in the manner and amounts provided in United States Treasury Regulation Section 1.704-2(f). This subsection 17.11(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in United States Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)

Partner Nonrecourse Debt Minimum Gain Chargeback.  If there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any taxable period of the Trust, any Unitholder with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Trust income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Trust) in the manner and amounts provided in United States Treasury Regulation Section 1.704-2(i)(4). This subsection 17.11(b)(ii) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback requirement in United States Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)

Nonrecourse Deductions.  Nonrecourse Deductions for the taxable period shall be allocated to the Unitholders in proportion to the number of Units held.

(iv)

Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for the taxable period shall be allocated 100% to the Unitholder that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with United States Treasury Regulation Section 1.704-2(i). If more than one Unitholder bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated among such Unitholders in accordance with the manner in which they share such Economic Risk of Loss.

17.12

Allocations for United States Federal Income Tax Purposes

(a)

General.  Except as otherwise provided in this Section 17.12, each item of income, gain, loss and deduction that is recognized by the Trust for United States federal income tax purposes shall be allocated among the Unitholders with reference to the allocation of the corresponding item pursuant to Section 17.11 hereof.

(b)

Section 704(c).

(i)

Date of Closing Property.  The Trust shall make the allocations that are required by Section 704(c) of the Internal Revenue Code with respect to the difference between the fair market value and adjusted basis for United States federal income tax purposes of any asset that the Trust holds on the Date of Closing using remedial allocations within the meaning of United States Treasury Regulation Section 1.704-3(d) or any other method selected by the Tax Matters Partner in its sole discretion.

(ii)

Property acquisitions.  The Trust shall, at any other time that it acquires property with respect to which it must make allocations for United States federal income tax purposes pursuant to Section 704(c) of the Internal Revenue Code, make such allocations using remedial allocations within the meaning of United States Treasury Regulation Section 1.704-3(d) or any other method selected by the Tax Matters Partner in its sole discretion.

(iii)

Reverse Section 704(c) Allocations.  The Trust shall make any "reverse section 704(c) allocations", within the meaning of United States Treasury Regulation Section 1.704-3(a)(6), that may be made upon an adjustment in Carrying Values pursuant to subsection 17.10(b) hereof or at any other time that the Tax Matters Partner determines in its sole discretion that the Trust should make "reverse section 704(c) allocations" as "remedial allocations" as set out in United States Treasury Regulation Section 1.704-3(d) or under any other method that the Tax Matters Partner determines in its sole discretion that the Trust should use.

(iv)

Agreements as to Allocations.  The Tax Matters Partner may cause the Trust to make agreements as to the manner in which Section 704(c) allocations shall be made upon the acquisition by the Trust of property in exchange for a Trust Unit or reverse Section 704(c) allocations shall be made with respect to the assets of the Trust upon the issuance by the Trust of a Trust Unit.

(c)

For the proper administration of the Trust and to facilitate the calculation of the items of income, gain, loss and deduction that are allocated to the Unitholders for United States federal income tax purposes and to take into account the effect of the Section 754 election that the Trust is to make, the Tax Matters Partner shall have sole discretion:

(i)

to adopt such conventions as it deems appropriate in determining the amount of depreciation, depletion, amortization and cost recovery deductions;

(ii)

to make special allocations for United States federal income tax purposes of income (including, without limitation, gross income) or deductions; and

(iii)

to amend the provisions of this Trust Indenture as appropriate (x) to reflect the proposal or promulgation of United States Treasury Regulations under Section 704(b) or Section 704(c) of the Internal Revenue Code or (y) otherwise to preserve or achieve uniformity of the Trust Units or to facilitate the calculation of such adjustments that are required by the Section 754 election from the information that is known by the Trust, such as the date of the purchase of a Trust Unit and the amount that is paid therefor.

(d)

The Tax Matters Partner in its discretion may determine to depreciate, deplete or amortize the portion of an adjustment under Section 743(b) of the Internal Revenue Code that is attributable to unrealized appreciation in any Trust property (to the extent of the unamortized difference between Carrying Value and adjusted basis for United States federal income tax purposes or if more than one adjustment to Carrying Value has been made to the extent of any unamortized increment between Carrying Value and the immediately prior Carrying Value) using a predetermined rate derived from the depreciation, depletion or amortization method and useful life applied to the Trust's common basis of such property. If the Tax Matters Partner determines that such reporting position cannot reasonably be taken, then the Tax Matters Partner may adopt depreciation, depletion, and amortization conventions under which all purchasers acquiring Trust Units in the same month would receive depreciation, depletion, and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Trust's property. If the Tax Matters Partner chooses not to utilize such aggregate method, then the Tax Matters Partner may use any other depreciation, depletion, and amortization conventions that it determines are appropriate.

(e)

Any gain allocated to a Unitholder upon the sale or other taxable disposition of any Trust asset shall, to the extent possible be characterized as Recapture Income to the same extent as such Unitholder (or its predecessor in interest) has been allocated any deductions directly or indirectly giving rise to the treatment of such gain as Recapture Income.

(f)

Each item of Trust income, gain, loss and deduction that is allocated to a Trust Unit that is transferred during a calendar year shall, for United States federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Unitholders as of the opening of the first Business Day of each month (as determined by the Tax Matters Partner); provided, however, that gain or loss on a sale or other disposition of any assets of the Trust or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the Tax Matters Partner in its sole discretion, shall be allocated to the Unitholders as of the opening of the first Business Day of the month (as determined by the Tax Matters Partner) in which such gain or loss is recognized for United States federal income tax purposes. The Tax Matters Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Internal Revenue Code and the regulations or rulings promulgated thereunder.

(g)

The portion of the Nonrecourse Liabilities of the Trust that are allocable pursuant to United States Treasury Regulation Section 1.752-3(a)(3) shall be allocated among the Unitholders in proportion to the number of Units held. The allocations of Nonrecourse Liabilities that may be made as provided in Treas. Reg. §1.752-3(a)(2) are to be made as determined by the Tax Matters Partner in its sole discretion.

17.13

Amendments

The Tax Matters Partner may amend Sections 17.9 to 17.14 hereof in such manner as it determines to be necessary or appropriate to comply with United States federal state, or local income tax law and in particular may amend Sections 17.9 to 17.14 hereof as is necessary or appropriate in the judgment of the Tax Matters Partner when, if ever, the Trust acquires any oil or gas property.

17.14

Procedure and Other Tax Matters

(a)

Tax Returns and Information.  The Trust shall timely file all returns of the Trust that are required for United States federal, state and local income tax purposes on a taxable year ending on December 31 or such other period as may be required by law, as determined by the Tax Matters Partner in good faith. The tax information reasonably required by Unitholders for United States federal and state income tax reporting purposes with respect to a taxable year of the Trust shall be furnished to the Unitholders within 90 days of the close of the calendar year in which the Trust's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for United States federal income tax purposes.

(b)

Tax Elections.  The Trust may make the election under Section 754 of the Internal Revenue Code in accordance with applicable regulations thereunder, subject to the reservation of the right in the Trust to seek to revoke any such election upon the Tax Matters Partner's determination that such revocation is in the best interests of the Unitholders. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Internal Revenue Code, the Tax Matters Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Trust Unit will be deemed to be the lowest quoted closing price of the Trust Units on any Canadian or United States securities exchange on which such Trust Units are traded during the calendar month in which such transfer is deemed to occur pursuant to subsection 17.12(f) hereof without regard to the actual price paid by such transferee.  Except as otherwise provided herein, the Tax Matters Partner shall determine whether the Trust should make any other election permitted by the Internal Revenue Code and in particular the Tax Matters Partner may cause the Trust to make (or to confirm) an election for the Trust to be classified as a partnership for United States federal income tax purposes.

(c)

Tax Matters Partner.  The Chief Executive Officer of New Enterra if he holds Units (and is therefore a partner of the Trust for United States federal income tax purposes) shall be the Tax Matters Partner (as defined in the Internal Revenue Code); provided that New Enterra may at any time or from time to time designate another person to be the Tax Matters Partner.  Such Tax Matters Partner is authorized and required to represent the Trust (at the Trust's expense) in connection with all examinations of the Trust's affairs by United States tax authorities, including resulting administrative and judicial proceedings, and to expend Trust funds for professional services and costs associated therewith. Each Unitholder agrees to cooperate with the Tax Matters Partner  and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

(d)

State and local income tax matters in the United States.  The Trust shall make elections and adopt conventions for State and local income tax matters in the United States as the Tax Matters Partner determines.

ARTICLE 18
MISCELLANEOUS

18.1

Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

18.2

Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

18.3

Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4

Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5

Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall b required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6

Time of the Essence

Time shall be of the essence in this Indenture.

18.7

Governing Law

This Indenture and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.  The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8

Notices to Trustee and the Corporation

(a)

Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Olympia Trust Company at Suite 2300, 125 - 9th Ave. S.E., Calgary, Alberta T2G 0P6 Attention:  Manager, Client Services (Fax (403) 265-1455) or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b)

Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6, Attention:  President (Fax (403) 294-1197) or may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c)

The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9

Reference to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 25th day of November, 2003.

ENTERRA ENERGY CORP.

By:

By:

OLYMPIA TRUST COMPANY

By:

By:

Witness

Luc Chartrand

SCHEDULE

To the annexed indenture dated as of October 24, 2003
and made between

LUC CHARTRAND

and

ENTERRA ENERGY CORP.

and

OLYMPIA TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

ENTERRA ENERGY TRUST

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated as of October 24, 2003)

No.	Trust Units
CUSIP

THIS CERTIFIES THAT

is the registered holder of fully paid Trust Units issued by Enterra Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture dated as of October 24, 2003 relating to the creation of the Trust, as amended (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture"), which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture.  Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary or the City of Toronto, as applicable and at such other place or places, if any, as Olympia Trust Company (the "Trustee") may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by a instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate hall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF Enterra Energy Corp. has caused this certificate to be signed by its duly authorized officers.

ENTERRA ENERGY CORP.

By:

Authorized Officer

By:

Authorized Officer

Countersigned and Registered

OLYMPIA TRUST COMPANY

Transfer Agent and Registrar of the Trust

By:

Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

(please print or typewrite name and address of assignee)

_________ Trust Units of Enterra Energy Trust represented by this certificate and hereby irrevocable constitutes and appoints ___________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a Canadian chartered bank, a trust company in Canada or a member firm of the Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange Inc., a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program ("STAMP").

(SIGNATURE OF TRANSFEROR)